Form 51-102F3
Material Change Report

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1. Name and Address of Company

Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)
#600 – 1199 West Hastings Street
Vancouver, B.C. V6E 3T5

2. Date of Material Change

May 5, 2005.

3. News Release

News release was issued on May 5, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Bronx Ventures Inc. (“Bronx” or the “Company”) is pleased to announce that a two phased exploration work program shall commence on the Company’s Extra High Property which is located on Samatosum Mountain, 60km North of Kamloops, British Columbia. The Extra High Property is immediately south of the formerly producing Samatosum Mine.

5. Full Description of Material Change

May 5th, 2005 Symbol:BRXVF.OTC Bulletin Board

Bronx Ventures Inc. (“Bronx” or the “Company”) is pleased to announce that a two phased exploration work program shall commence on the Company’s Extra High Property which is located on Samatosum Mountain, 60km North of Kamloops, British Columbia. The Extra High Property is immediately south of the formerly producing Samatosum Mine.

The first phase of the exploration work program shall commence in May, 2005, and is expected to be completed by June, 2005, and shall entail the re-establishing of a grid over portions of the Extra High Property, soil sampling to verify anomalies, geological mapping and a trenching program. The budget for the first phase of the exploration work program is estimated to be Cdn $71,000.

The second phase shall commence in July, 2005, and is expected to be completed by August, 2005, and shall entail additional trenching, geological mapping and soil sampling. The budget for the second phase is estimated to be Cdn $67,000.

Upon completion of the second phase of the exploration work program, the Company shall evaluate the results obtained from the first and second phases, and dependant upon the results obtained, the Company may conduct a diamond drilling program on the Extra High Property during September/October 2005.

The exploration work programs will be conducted by, and shall be under the direct supervision of, J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

For more information on the Company, please contact us at telephone number (604) 681-1519.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9. Date of Report

This report is dated the 5th of May, 2005.